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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 12)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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        The purpose of this amendment is to amend and supplement Items 3 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation ("NeighborCare" or the "Company"), on June 14, 2004, as thereafter amended, and to add an additional Exhibit to Item 9 and revise the Exhibit Index accordingly.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(a) is hereby amended by adding the following at the end thereof:

Upon our Compensation Committee's recommendation and our Board of Directors' approval; we entered into an amendment to our employment agreement with Robert
A. Smith, our Senior Vice President and Chief Operating Officer, as of February 11, 2005. The amendment amends our employment agreement with Mr. Smith dated as of November 26, 2003 and provides as follows:

        o if Mr. Smith resigns during the 90-day period commencing six months after a change in control (as defined in the employment agreement) of NeighborCare, he will be considered to have resigned for "good reason" for all purposes of his employment agreement; and

        o that upon a change in control of NeighborCare, any and all equity-based compensation awards held by Mr. Smith that are outstanding as of the change in control and which are not then exercisable or vested shall vest in full and become immediately exercisable, unless (1) otherwise specifically provided by a specific reference to his employment agreement in an equity compensation plan of NeighborCare or in any award agreements granted thereunder or (2) the Board, by affirmative vote of 75% of the incumbent directors (as defined in our 2004 Performance Incentive Plan), determines prior to the change in control that the immediate vesting provided for in the amendment shall not occur, in which case the provision of the grant or of the employment agreement that otherwise determined the vesting schedule for such awards shall continue to control.

Except with respect to the amendments described above, our employment agreement with Mr. Smith remains in full force and effect. The foregoing summary of the amendment to our employment agreement with Mr. Smith is qualified in its entirety by the specific language of such amendment, which is included as Exhibit (a)(26) to this schedule.

ITEM 9.  EXHIBITS.

Exhibit No.           Description
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      (a)(26)         Amendment to Employment Agreement by and between
                      NeighborCare, Inc. and Robert A. Smith, dated as of
                      February 11, 2005 (incorporated by reference to Exhibit
                      99.1 to NeighborCare's Current Report on Form 8-K, filed
                      February 17, 2005)


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                        NEIGHBORCARE, INC.

                                        By: /s/ John F. Gaither, Jr.
                                           -------------------------------------
                                           John F. Gaither, Jr.
                                           Senior Vice President,
                                           General Counsel and Secretary

                                           Dated:  March 9, 2005


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                                INDEX OF EXHIBITS

Exhibit No.           Description
--------------------- ----------------------------------------------------------

      (a)(26) Amendment to Employment Agreement by and between NeighborCare, Inc. and Robert A. Smith, dated as of February 11, 2005 (incorporated by reference to Exhibit
                      99.1 to NeighborCare's Current Report on Form 8-K, filed February 17, 2005)